1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: March 10, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC February 2017 Revenue Report

Hsinchu, Taiwan, R.O.C. – March 10, 2017 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for February 2017: On a consolidated basis, revenues for February 2017 were approximately NT$71.42 billion, a decrease of 6.8 percent from January 2017 and an increase of 19.9 percent from February 2016. Revenues for January through February 2017 totaled NT$148.04 billion, an increase of 13.5 percent compared to the same period in 2016.

TSMC February Revenue Report (Consolidated):

(Unit:NT$ million)
Period	February 2017	January 2017	M-o-M Increase (Decrease) %	February 2016	Y-o-Y Increase (Decrease) %	January to February 2017	January to February 2016	Y-o-Y Increase (Decrease) %
Net Revenues	71,423	76,616	(6.8)	59,551	19.9	148,039	130,407	13.5

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of February 2017.

1.	Sales volume (in NT$ thousands)

Period	Items	2017	2016
Feb.	Net sales	71,422,961	59,551,321
Jan. - Feb.	Net sales	148,039,219	130,406,556

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	41,351,386	4,024,080

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	347,312,065	37,890,479

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	16,739,536	8,521,481
	Mark to Market Profit/Loss	(96,681)	18,557
	Unrealized Profit/Loss	(174,333)	7,580
Expired Contracts	Notional Amount	58,018,562	13,297,500
	Realized Profit/Loss	346,244	35,531
Equity price linked product (Y/N)		N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,271,227
	Mark to Market Profit/Loss	3,483
	Unrealized Profit/Loss	25,419
Expired Contracts	Notional Amount	15,230,804
	Realized Profit/Loss	84,739
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	403,859
	Mark to Market Profit/Loss	4,674
	Unrealized Profit/Loss	9,220
Expired Contracts	Notional Amount	734,584
	Realized Profit/Loss	10,874
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	22,218	6,180,075
	Mark to Market Profit/Loss	5	26,336
	Unrealized Profit/Loss	(5)	(3,178)
Expired Contracts	Notional Amount	102,622	4,807,905
	Realized Profit/Loss	817	29,052
Equity price linked product (Y/N)		N	N

•	TSMC Global

		Future
Margin Payment		(29,866)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,871,153
	Mark to Market Profit/Loss	2,285,765
	Unrealized Profit/Loss	(9,126)
Expired Contracts	Notional Amount	2,307,448
	Realized Profit/Loss	(8,285)
Equity price linked product (Y/N)		N